Exhibit 1.01

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Software
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Software Corporation Announces Pricing of its Initial Public Offering

HONG KONG & ATLANTA – August 6, 2009 – CDC Software Corporation (NASDAQ - CDCS), a subsidiary of CDC Corporation (NASDAQ - CHINA) today announced the pricing of its initial public offering of 4,800,000 American depositary shares (the “ADSs”), each representing one share of its class A ordinary shares, at $12.00 per ADS. The ADSs will begin trading on the NASDAQ Global Market on August 6, 2009 under the ticker symbol “CDCS.” CDC Software Corporation offered 4,000,000 ADSs and the selling stockholder, CDC Software International Corporation, its parent corporation, offered the remaining 800,000 ADSs in the offering. The underwriters have a 30-day option to purchase up to an additional 720,000 ADS from CDC Software Corporation and the selling stockholder to cover over-allotments, if any. Of such 720,000 additional ADSs, 360,000 ADSs may be made available by CDC Software Corporation and 360,000 ADSs may be made available by CDC Software International.

Lazard Capital Markets LLC and JMP Securities LLC are acting as joint book-running managers for the offering. Cantor Fitzgerald & Co., Janney Montgomery Scott, Macquarie and Morgan Keegan & Company, Inc. are the co-managers of the offering.

A registration statement relating to the ADSs, which includes information on CDC Software Corporation’s class A ordinary shares, has been declared effective by the Securities and Exchange Commission.

A copy of the prospectus related to this offering may be obtained from either:

•	Lazard Capital Markets LLC:

30 Rockefeller Plaza

New York, New York 10020

(212-632-6717)

•	JMP Securities LLC:

600 Montgomery Street, Suite 1100

San Francisco, California 94111

(866-780-5677)

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About CDC Corporation

The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Global Services focused on IT consulting services, outsourced application development and IT staffing, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Software Corporation

CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability. CDC Software’s product suite includes: CDC Factory (manufacturing operations management), Ross ERP (enterprise resource planning) and SCM (supply chain management), CDC Supply Chain (supply chain management, warehouse management and order management), Pivotal CRM and Saratoga CRM (customer relationship management), Respond (customer complaint and feedback management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Platinum HRM (human resources) and business analytics solutions.

These industry-specific solutions are used by more than 6,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, wholesale and retail distribution industries. The company also offers a full portfolio of services that span the life cycle of its software applications.